December 21, 2009

Via Facsimile and EDGAR

703-813-6982

John P. Lucas

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Evergreen Energy Inc. (the “Company”)

Registration Statement on Form S-3 Filed November 20, 2009
File No. 333-163246

Dear Mr. Lucas:

We have reviewed your comments dated December 11, 2009 concerning the Company’s November 20, 2009 Registration Statement on Form S-3 and have prepared this response letter based on information provided by the Company.  For your convenience, we have included the Commission’s comments along with each response.  We are available to discuss any of the responses in further detail at your convenience.

Material Changes

Comment #1

You state at page 3 that you have “continued negotiations for the sale of [y]our Buckeye Mining subsidiary….”  However, it appears from the disclosure provided in the current report on Form 8-K that you filed on November 23, 2009, that you have terminated negotiations with a potential purchaser of such subsidiary.  Please revise your filing to provide updated disclosure regarding such negotiations.

Response to Comment #1

We will update our disclosure to reflect the current status of the Buckeye negotiations.   Our proposed changes are highlighted in the redlined draft of the S-3 attached hereto as Exhibit A.

Selling Security Holders,

Comment #2

Please disclose the individual with voting or investment control over the shares held by BAM Opportunity Fund LP.

Response to Comment #2

The general partner of BAM Opportunity Fund, L.P. is BAM Capital, LLC, whose managing members are Ross Berman and Hal Mintz.  Accordingly, Hal Mintz and Ross Berman may be deemed to exercise voting or investment control over investments held by BAM Opportunity Fund, L.P.  Messrs. Berman and Mintz disclaim beneficial ownership of any investments held by BAM Opportunity Fund, L.P. except to the extent of their pecuniary interest therein.  We have included updated disclosures within the registration statement on Footnote 4 to the table of Selling Securityholders.

Comment #3

Please disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer.  If you determine that a selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services.  If a selling shareholder is an affiliate of a registered broker dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of acquisition did not have any arrangements or understandings with any person to distribute the securities.  If not, you must indicate that such selling shareholder is an underwriter.

Response to Comment #3

No selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

2

Comment #4

Please provide a brief discussion of how the selling security holders acquired the preferred stock and warrants that relate to the common stock to be covered by this registration statement.

Response to Comment #4

The selling shareholders acquired the preferred stock and warrants in conjunction with a private offering of securities that closed on October 21, 2009.  This transaction is discussed in further detail in our 8-K disclosure filed October 22, 2009.  We have included the disclosure regarding the private offering under the heading “Selling Securityholders.”

Incorporation of Certain Documents by Reference

Comment #5

Please revise this section to specifically incorporate by reference the Form 8-K filed on November 23, 2009.

Response to Comment #5

The requested changes have been made to the registration statement attached hereto as Exhibit A.

Signatures

Comment #6

Please note that your registration statement must be signed by your controller or principal accounting officer.  Please provide the signature of this individual or revise your signature page to identify this individual.

3

Response to Comment #6

We have amended the signature page as requested in the registration statement attached as Exhibit A.

Exhibit 5.1

Comment #7

Please obtain and file a revised legal opinion that is responsive to the following items:

•                  The Delaware constitutional provisions cited in bullet point (a) on page 1 has been repealed.

•                  Please obtain and file an opinion that does not include the assumptions that appear in (vi), (vii), and (ix) of paragraph 2 of the opinion, or provide an explanation from counsel as to why such assumptions are both necessary and appropriate in the context of your registration statement.  Similarly, please provide an explanation from counsel as to why the statement set forth in (i) on page 2 of the opinion with respect to the authorization of the issuance of the common stock by the board of directors is necessary and appropriate.

•                  With regard to the limitations in the opinion that are set forth on page 2 in the paragraph beginning with the words “We express no opinions concerning the validity or enforceability of…,” please obtain an explanation from counsel as to why they believe these limitations are necessary and appropriate.  We may have further comments after reviewing counsel’s explanation.

•                  The legality opinion should not suggest that counsel is not qualified to opine on the relevant laws.  In this regard, we note the statement that counsel is qualified to practice only in the State of Colorado.  Please obtain and file a revised opinion that does not suggest that counsel is not qualified to opine on the relevant law.

4

Response to Comment #7

Our counsel has prepared a revised opinion addressing your comments, except for the third bullet point.  A blackline of the proposed revised opinion is attached hereto as Exhibit B.

With respect to the third bullet point, it is common for opinions to exclude the validity or enforceability of provisions that purport to waive the right to notices, defenses, subrogation or other rights that cannot be waived under applicable law.  The exclusion only applies to specific provisions concerning the waiver of certain rights and does not otherwise limit the opinion as to the validity and enforceability of the agreements.  Many states have such statutory provisions that prohibit the waiver of certain rights.  Since these provisions may vary significantly from state to state, it is appropriate for counsel to exclude the applicability of these statutory provisions from its opinion as to validity or enforceability of the agreements.

Should you have any further questions or comments regarding these issues, please contact Diana L. Kubik at 303 293-2992.

Sincerely,

/s/ Diana L. Kubik
Diana L. Kubik
Vice President and Chief Financial Officer

5

Exhibit A

As Filed with the Securities and Exchange Commission on ~~November 20,~~December    , 2009

Registration No. 333-163246

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3/A

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

EVERGREEN ENERGY INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	84-1079971 (I.R.S. Employer Identification No.)

1225 17th Street, Suite 1300
Denver, Colorado
(303) 293-2992
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William G. Laughlin
Vice President, General Counsel and Secretary
Evergreen Energy Inc.
1225 17th Street, Suite 1300
Denver, Colorado 80206
(303) 293-2992
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

John W. Kellogg, Esq.
Moye White LLP
16 Market Square, 6th Floor,
1400 16th Street
Denver, Colorado 80202-1486
(303) 292-2900

Approximate date of commencement of proposed sale of the securities to the public:
From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividends or interest reinvestment plans, check the following box:    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering:    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box:    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box:    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.001 par value	17,361,111	$0.33	$5,729,166.63	$319.69

(1) Fee calculated pursuant to Rule 457(c) of the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee based on the average $0.33 of the high $0.34 and low $0.32 sales prices of the Registrant’s common stock on the NYSE Arca on November 17, 2009.

The registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on a date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED ~~NOVEMBER 20,~~DECEMBER     , 2009

PROSPECTUS

EVERGREEN ENERGY INC.

Common Stock

This prospectus relates to the offer and sale by the selling security holders named herein of up to 17,361,111 shares of our common stock. The shares include up to 11,574,074 shares of common stock issuable upon the conversion of preferred stock and up to 5,787,037 shares of common stock issuable upon the exercise of warrants. We will not receive any of the proceeds from the sale of those shares. Shares of our common stock are traded on the NYSE under the symbol “EEE.” On ~~November 16,~~December     , 2009, the last reported sales price for our common stock on the NYSE was $0.34 per share.

Investing in our common stock involves a high degree of risk. You should consider the risk factors described in any accompanying prospectus supplement and in the documents we incorporate by reference.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ~~November 20,~~December     , 2009.

TABLE OF CONTENTS

Cautionary Statement about Forward-Looking Statements	5

About this Prospectus	6

About Evergreen Energy	6

Deficiency of Earnings to Fixed Charges	7

Use of Proceeds	8

Description of Securities to be Offered	8

Plan of Distribution	11

Legal Matters	15

Experts	15

Incorporation of Documents by Reference	15

Where You Can Find More Information	16

You should rely only on the information contained in or incorporated by reference into this prospectus or any accompanying prospectus supplement. If the description of the offering varies between this prospectus and any accompanying prospectus supplement, you should rely on the information in the prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not making an offer of these securities in any state or jurisdiction where the offer is not permitted. You should assume that information contained in or incorporated by reference into this prospectus and any accompanying prospectus supplement is accurate only as of the date on the front cover of this prospectus, any accompanying prospectus supplement or the date of the document incorporated by reference, as applicable. Our business, financial condition, results of operations and prospects may have changed since those dates. You should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. We encourage you to consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding an investment in our securities.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements that are not statements of historical fact and may involve a number of risks and uncertainties. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies.

We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “will,” “plan,” “predict,” “project” and similar terms and phrases, including references to assumptions, in this prospectus and our incorporated documents to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

• Our lack of operating capital and limited ability to raise additional funds which raise substantial doubt regarding our ability to continue as a going concern

• general economic and industry conditions;

• our history of losses, deficits and negative operating cash flows;

• our substantial capital requirements and dependence on the sale of our securities to provide capital to fund and continue our operations;

• our limited operating history;

• technical and operational problems at K-Fuel facilities;

• uncertain market for our K-Fuel refined coal and C-Lock technology;

• industry competition;

• environmental and government regulation;

• protection and defense of our intellectual property rights;

• reliance on, and the ability to attract, key personnel;

• inability to implement our acquisition strategy; and

• other factors including those discussed in “Risk Factors” in this prospectus, any applicable prospectus supplement and our incorporated documents.

You should keep in mind that any forward-looking statement made by us in this prospectus or elsewhere speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this prospectus or elsewhere might not occur.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling shareholders may, from time to time, offer and/or sell up to 17,361,111 shares of common stock as described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. As necessary, we may prepare prospectus supplements to add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, including all documents incorporated herein by reference, together with additional information described under “Where You Can Find More Information.”

References in this prospectus to “Evergreen Energy,” “Company,” “we,” “us,” and “our” are to Evergreen Energy Inc. and its subsidiaries. The term “you” refers to a prospective investor. Evergreen Energy Inc. is located at 1225 17th Street, Suite 1300, Denver, Colorado 80206 and our phone number is (303) 293-2992.

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ABOUT EVERGREEN ENERGY

Evergreen Energy, Inc. was founded in 1984 as a cleaner coal technology, energy production and environmental solutions company. In the last two years, we have sharpened our focus on positioning the Company as a carbon technology company. We have developed two proven, proprietary, patented, and transformative green technologies: the GreenCert™ suite of software and services and K-Fuel®.

GreenCert, owned exclusively by Evergreen Energy, is a scientifically accurate, scalable environmental intelligence solution that measures greenhouse gases and generates verifiable emissions credits. GreenCert, built on IBM’s Service-Oriented Architecture, is the environmental intelligence solution that provides customers the end-to-end visibility and traceability necessary to measure their complete environmental footprint. We have taken great strides in promoting our strategic partnerships with IBM and EIM in the past year.

Our K-Fuel technology significantly improves the performance of low-rank coals yielding higher efficiency and lowering emissions, which results in a higher selling price for that coal. We, along with Bechtel Power Corporation, have modified and improved the original design and efficiency of the equipment used in the K-Fuel process. Our K-Fuel efforts are focused on opportunities in Asia where plans are being developed for commercial scale operations.

The company is working to commercialize its two key technologies through various strategic partnerships, creating shareholder value through a streamlined and enhanced business model consisting of a Software-as-a-Service (SaaS) licensing model for GreenCert and a licensing model for K-Fuel.

~~The Company was founded in 1984.~~ We incorporated under the laws of the state of Delaware in 1988. Our principal executive offices are located at 1225 17th Street, Suite 1300, Denver, Colorado 80202, and our telephone number is (303) 293-2992.

MATERIAL CHANGES

Restructure and Amendment of 2009 Convertible Notes

On December 18, 2009, Evergreen entered into a binding term sheet subject to definitive documentation to restructure and extend the terms of its outstanding 2009 Convertible Notes (the “2009 Notes”) and the March 20, 2009 Note Purchase Agreement, extending the maturity date of the 2009 Notes to the earlier of June 30, 2010 or upon the sale of Buckeye Industrial Mining Co.  As part of the restructuring, the stated principal amount of the notes has been increased by $2.25 million, bringing the aggregate principal amount of 2009 Notes to $17.25 million.  Interest shall be due and payable at maturity of the 2009 Notes and the rate remains 10% per annum.  Per the terms of the restructured agreement, we are required to use our best efforts to raise additional common equity on or before January 30, 2010, utilizing a portion of the proceeds to pay a $1,825,000 cash extension fee to its lenders.  Not less than 30% of the proceeds of any subsequent common equity offering will be used to reduce the outstanding balance of the 2009 Notes.  The failure to complete an offering of common equity on or before January 30, 2010, or execute a binding agreement for the sale of Buckeye on or before March 31, 2010 will be deemed to be an “Event of Default” under the terms of the 2009 Notes.  Upon maturity, the repayment amount will be equal to 115% of the principal amount outstanding, plus accrued and unpaid interest, provided if additional common equity is not raised until after January 15, 2010, the repayment amount will be increased by $350,000.

In addition, the Company is: (i)  required to continue to engage an investment banker to sell substantially all of the assets of Buckeye and provide semi-monthly updates to the lender regarding the status of the Buckeye sale process, described below; (ii) retain a consultant of the lender’s choosing and grant reasonable access to the site as well as the sales process; and (iii) prohibited from making any dividends from Buckeye without the lender’s consent.

Status of Buckeye Operations

Cash flows from our Buckeye operations have been less than previously anticipated, due in part to the depressed economy and the unusually mild summer temperatures in the North East region of the United States, both of which have led to lower than previously forecasted coal prices and reduced coal consumption. As a result, we are currently considering various options to raise additional capital in order for the Company to continue as a going concern and execute its business plan. ~~We have continued~~While the Company has terminated further negotiations ~~for the sale of our~~with a potential purchaser of its Buckeye Industrial Mining subsidiary ~~and are considering~~, the Company continues to consider the sale of Buckeye or other assets, including our K-Fuel assets, in order to raise sufficient capital to continue to execute our business plan around ~~our~~the GreenCert technology. Through ~~November 20,~~December     , 2009, we have not entered into a definitive agreement to sell Buckeye~~.~~  or other assets, however we have engaged Raymond James & Associates, Inc. to assist us with the remarketing of Buckeye.

Financing Activities

We have continued to pursue various financing alternatives~~, including the sale of securities by means of a prospectus supplement to this registration statement~~.  Recently we completed a financing deal totaling $7.0 million, net proceeds of $5 million, excluding transaction costs, more fully described in our Current Report on Form 8-K dated October 22, 2009 that is incorporated herein by reference. However, we continue to require additional capital to fund operations and repay short term borrowings. There can be no assurance that our efforts to sell assets and raise additional capital will be successful. If they are not successful, we will be unable to continue our operations as currently contemplated.

RISK FACTORS

Please carefully consider the risk factors described in our periodic reports and the 8-K filed October 29, 2009 with the SEC, which includes risk factors notice that our independent registered public accounting firm has expressed substantial doubt over our ability to continue as a going concern, and which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by

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reference in this prospectus or include in any applicable prospectus supplement. Additional risks and uncertainties not presently known to us or that we deem currently immaterial may also impair our business operations. See “Cautionary Statement about Forward-Looking Statements.”

DEFICIENCY OF EARNINGS TO FIXED CHARGES

Our earnings were insufficient to cover fixed charges for each of the periods presented. Accordingly, the following table sets forth the deficiency of earnings to fixed charges for each of the periods presented. Because of the deficiency, ratio information is not applicable.

						Nine
						months
						ended
	Years Ended December 31,					September 30,
	2008	2007	2006	2005	2004	2009
	(in thousands)
Deficiency of Earnings to Fixed Charges	$65,991	$204,857	$51,527	$23,313	$10,555	$31,226

For purposes of computing the deficiency of earnings available to cover fixed charges, fixed charges represent interest expense, the portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness. Deficiency of earnings consists of loss before income taxes, plus fixed charges.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the resale shares by the selling security holders. All proceeds from the sale of the resale shares will be solely for the accounts of the selling security holders.

DESCRIPTION OF SECURITIES TO BE OFFERED

The selling ~~shareholders~~securityholders may from time to time offer common stock up to 17,361,111 shares of common stock under this prospectus.

Description of Common Stock

Our authorized capital stock consists of 280,000,000 shares of common stock, $0.001 par value per share. As of November 16, 2009, we had 141,474,429 shares of common stock issued and outstanding and held of record.

The following description summarizes general terms and provisions that apply to our common stock. Since this is only a summary, it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to our articles of incorporation and our bylaws which are filed as exhibits to other filings of the Company. See “Where You Can Find More Information.”

When issued, the shares of common stock will be fully paid and nonassessable. The common stock is not entitled to any sinking fund, redemption or conversion provisions. The common stock is currently listed on the NYSE.

Voting Rights

Holders of shares of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights with respect to the

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election of directors. Accordingly, the holder or holders of a majority of the outstanding shares of common stock will be able to elect our entire board of directors.

Dividends and Other Rights

Holders of common stock have no preemptive rights and are entitled to such dividends as may be declared by the board of directors out of legally available funds.

Rights Upon Liquidation

If we liquidate, dissolve or wind up our business, the holders of common stock will be entitled to share ratably in our net assets remaining after the payment of all creditors, if any, and the liquidation preferences of any preferred stockholders.

Rights of Stockholders

Our bylaws may be amended by a majority of directors, subject to the right of the stockholders to amend any bylaw adopted or amended by the board.

Anti-Takeover Matters

Various provisions of the Delaware General Corporate Law, our certificate of incorporation and bylaws, and our Rights Plan may make more difficult the acquisition of control of Evergreen Energy.

Charter and Bylaw Provisions

We currently have the following provisions in our certificate of incorporation and bylaws that could be considered to be “anti-takeover” provisions:

• Article 6 in our certificate of incorporation and Article III Section 4 of our bylaws provide that directors cannot be removed except for cause and by the affirmative vote of a majority of the then-outstanding shares of all classes and series of stock entitled to vote in the election of directors;

• Article 3 in our certificate of incorporation authorizes the board to issue up to 20,000,000 shares of preferred stock without stockholder approval; and

• Article III Section 2 of our bylaws provides that the number of directors may be reduced or increased by action of a majority of the board, but no decrease may shorten the term of an incumbent director.

Business Combinations under Delaware Law

We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law.

In general, Section 203 prevents an interested stockholder (defined generally as a person owning 15% or more of our outstanding voting stock) from engaging in a business combination with us for three years following the date that person became an interested stockholder unless:

• before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

• upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding voting

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stock at the time the transaction commenced (excluding stock held by persons who are both directors and officers or by certain employee stock plans); or

• on or following the date on which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock (excluding shares held by the interested stockholder).

A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.

Rights Plan

In December 2008, the Company entered into a Rights Agreement in which it declared a dividend distribution of one right for each outstanding share of common stock of the Company payable to stockholders of record on December 19, 2008. When exercisable, each right entitles the holder to purchase from the Company one one-thousandth of one share of Series A Junior Participating Preferred Stock at a price of $4.00 per one one-thousandth share, subject to adjustment. The Rights Plan is attached to and summarized in our Form 8-K filing on December 2, 2008, incorporated hereto by reference. The Rights Plan could make it more difficult for a third party to acquire Evergreen Energy.

Transfer Agent and Registrar

The transfer agent for our common stock is Interwest Transfer Company, Inc.

SELLING SECURITY HOLDERS

We are registering for resale shares of our common stock held by the security ~~holder~~holders identified below (“Selling Securityholders”). This prospectus relates to the offer and sale from time to time of up to 17,361,111 shares of common stock by the security holders in the matter and under the circumstances described herein under “Plan of Distribution.” The shares include up to 11,574,074 shares of common stock issuable upon conversion of certain preferred stock and 5,787,037 shares of common stock issuable upon the exercise of warrants.   The Selling Securityholders acquired the preferred stock and warrants in conjunction with a private offering of securities that closed on October 21, 2009.  This transaction is discussed in further detail in our 8-K disclosure filed October 22, 2009.

We are registering the shares to permit the ~~security holders~~Selling Securityholders and their pledges, donees, transferees and other successors-in-interest that receive their shares from a security holder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deemed appropriate. The following table sets forth:

• the name of the ~~security holders~~Selling Securityholders;

• the number and percent of shares of our common stock that the ~~security holders~~Selling Securityholders beneficially owned prior to the offering for resale of the shares under this prospectus;

• the number of share of our common stock that may be offered for resale for the account of the ~~security holders~~Selling Securityholders under this prospectus; and

• the number and percent of shares of our common stock to be beneficially owned by the ~~security holders~~Selling Securityholders after the offering of the resale shares (assuming all of the offered resale shares are sold by the ~~security holders~~Selling Securityholders).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each ~~security holder~~Selling Securityholders may offer under this prospectus. We do not know how long the ~~security holders~~Selling Securityholders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements, or understandings with any of the ~~security holders~~Selling Securityholders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the ~~security holders~~Selling Securityholders listed below.

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     The Selling Securityholders have confirmed to us that they are not registered broker-dealers and are not affiliated with any registered broker-dealer.

This table is prepared solely based on information supplied to us by the listed ~~security holders~~Selling Securityholders, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the resale shares. The applicable percentages of beneficial ownership are based on an aggregate of 141,474,429 shares of our common stock issued and outstanding on November 16, 2009, adjusted as may be required by rules promulgated by the SEC.

Security Holders	Shares Beneficially Owned Prior to Offering(1) Number	Percent	Number of Shares Being Offered	Shares Beneficially Owned After Offering(1) Number(2)	Percent(3)
BAM Opportunity Fund LP(4)	11,574,077	8%	11,574,077	0	0
Cranshire Capital LP(~~4~~5)	5,787,035	4%	5,787,035	0	0

(1) Beneficial ownership is determined in accordance with rule of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options, warrants or convertible securities hold by that person that are convertible or exercisable currently or within 60 days of the date hereof are deemed outstanding. Except as indicated in the footnotes to this table and as provided pursuant to applicable community property laws, the security holders named in the table have sole voting and investment power with respect to the shares set forth opposite each security holder’s name.

(2) For each security holder, this number represents the number of shares of common stock to be owned by such security holder after completion of the offering and assumes that the security holders will sell all shares of common stock offered by them under this prospectus and further assumes that all warrants and options have been exercised.

(3) For each security holder, this number represents the percentage of common stock to be owned by such security holder after completion of the offering, based on the number of shares of common stock outstanding as of November 16, 2009 (151,121,149 shares) and assuming (i) all warrants held by such security holders have been exercised, (ii) all convertible preferred stock held by such security holders have been converted, and (iii) none of the options, warrants or convertible stock held by other persons have been exercised or converted, as applicable.

~~(4)~~

(4)  The general partner of BAM Opportunity Fund, L.P. is BAM Capital, LLC, whose managing members are Ross Berman and Hal Mintz.  Accordingly, Hal Mintz and Ross Berman may be deemed to exercise voting or investment control over investments held by BAM Opportunity Fund, L.P.  Messrs. Berman and Mintz disclaim beneficial ownership of any investments held by BAM Opportunity Fund, L.P. except to the extent of their pecuniary interest therein.

(5) Downsview Capital, Inc. (“Downsview”) is the general partner of Cranshire Capital, L.P. (“Cranshire”) and consequently has voting control and investment discretion over securities held by Cranshire. Mitchell P. Kopin (“Mr. Kopin”), President of Downsview, has voting control over Downsview. As a result of the foregoing, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Cranshire.

PLAN OF DISTRIBUTION

         ~~The selling security holders may sell the shares being offered from time to time in one or more transactions:~~

~~•~~

~~on the NYSE Arca exchange or otherwise;~~

~~•~~

~~in the over-the-counter market;~~

~~•~~

~~in negotiated transactions;~~

~~•~~

~~through broker-dealers, who may act as agents or principals;~~

~~•~~

~~through one or more underwriters on a firm commitment or best efforts basis;~~

~~•~~

Each Selling Securityholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the NYSE ARCA or any other stock exchange, market or trading facility on which the securities are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A Selling Securityholder may use any one or more of the following methods when selling securities:

•              ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•              block trades in which the broker dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•              purchases by a broker dealer as principal and resale by the broker dealer for its account;

•              an exchange distribution in accordance with the rules of the applicable exchange;

•              privately negotiated transactions;

•              settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•              in transactions through broker dealers that agree with the Selling Securityholders to sell a specified number of such securities at a stipulated price per security;

•              through the writing or settlement of options ~~on shares~~or other hedging transactions, whether ~~the options are listedon~~through an options exchange or otherwise; ~~or~~

•              a combination of any such methods of sale~~.~~ ; or

~~7~~

•              any other method permitted pursuant to applicable law.

The Selling Securityholders may also sell securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

         ~~The selling security holders may sell the shares at market prices prevailing at the time of sale, at prices related to those market prices or at negotiated prices. The selling security holders also may sell the shares pursuant to Rule 144 adopted under the Securities Act, as permitted by that rule. The selling security holders may effect transactions by selling shares directly to purchasers or through broker-dealers. The broker-dealers may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions or commission from the selling security holders or the purchasers of the shares. The compensation of any particular broker-dealer may be in excess of customary commissions. Because the selling security holders and broker-dealers that participate with the selling security holders in the distribution of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the prospectus delivery requirements of the Securities Act. Any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation.~~ Broker dealers engaged by the Selling Securityholders may arrange for other brokers dealers to participate in sales.  Broker dealers may receive commissions or discounts from the Selling Securityholders (or, if any broker dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume.  The Selling Securityholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities.  The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Securityholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Each Selling Securityholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities.  The Company has agreed to indemnify the Selling Securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         ~~The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There~~Because Selling Securityholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The Selling Securityholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of ~~shares by the selling security holders.~~ the resale securities by the Selling Securityholders.

         ~~The shares~~We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Securityholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the ~~shares~~resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the ~~shares~~resale securities may not simultaneously engage in market making activities with respect to ~~our~~the common stock for ~~a period of two business days~~the applicable restricted period, as defined in Regulation M, prior to the commencement of ~~such~~the distribution.  In addition, ~~each selling security holder~~the Selling Securityholders will be subject to applicable provisions of the Exchange Act and the ~~associated~~ rules and regulations ~~under the Exchange Act~~thereunder, including Regulation M, which ~~provisions~~ may limit the timing of ~~purchasers~~purchases and sales of ~~shares~~securities of ~~our~~the common stock by the ~~selling security holders.~~Selling Securityholders or any other person.  We will make copies of this prospectus available to the ~~selling security holders~~Selling Securityholders and have informed them of the need to deliver ~~copies~~a copy of this prospectus to ~~purchasers~~each purchaser at or prior to the time of ~~any sale of the shares.~~ the sale (including by compliance with Rule 172 under the Securities Act).

         ~~We will bear all costs, expenses and fees in connection with the registration of the shares. The selling security holders will bear all commissions and discounts, if any attributable to the sales of the shares. The selling security holders may agree to indemnify any broker-deal or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling security holders have agreed to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.~~

         ~~Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling Evergreen Energy pursuant to the foregoing provisions, Evergreen Energy has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.~~

         ~~Upon notification to us by a selling security holder that any material arrangement has been entered into with broker-dealers for the sale or purchaser of shares, we will file a supplement to this prospectus, if required, disclosing:~~

~~•~~

~~the name of the participating broker-dealers;~~

~~•~~

~~the number of shares involved;~~

~~8~~

~~•~~

~~the price at which such shares were sold;~~

~~•~~

~~the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;~~

~~•~~

~~that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and~~

~~•~~

~~other facts material to the transaction.~~

         ~~In addition, upon being notified by a selling security holder that a donee or pledge intends to sell more than 500 shares, we will file a supplement to this prospectus.~~

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Moye White LLP of Denver, Colorado.

EXPERTS

The consolidated financial statements incorporated in this registration statement by reference from our annual report on Form 10-K for the year ended December 31, 2008, as modified by our current report on Form 8-K dated October 28, 2009 for subsequent events resulting in substantial doubt over our ability to continue as a going concern, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Evergreen Energy Inc.’s internal control over financial reporting as of December 31, 2008 has been audited by Deloitte & Touche LLP, as stated in their report in our annual report on Form 10-K for the year ended December 31, 2008, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by other information that is included or incorporated by reference into this document.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. These documents contain important information about us:

• Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 as modified by our current report on Form 8-K as filed with the SEC on October 29, 2009;

• Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009, September 30, 2009;

• Our Definitive Proxy Statement and Revised Definitive Proxy Statement relating to our Annual Meeting of Stockholders filed with the SEC on Schedule 14A on April 13, 2009;

• Our Current Reports on Form 8-K filed with the SEC on January 22, 2009, March 26, 2009, March 27, 2009, April 17, 2009, May 8, 2009, May 12, 2009, May 13, 2009, June 26, 2009, June 29, 2009, July 6, 2009, July 22, 2009, July 23, 2009, August 7, 2009, September 23, 2009, October 8, 2009, October 22, 2009, October 29, ~~2009 and~~2009, November 9, 2009, November 20, 2009, November 23, 2009, December 15, 2009, and December 18, 2009, and our Current Report on Form 8-K/A filed with the SEC on May 29, 2009.

~~9~~

We incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than those “furnished” pursuant to Item 2.02 or Item 7.01 or disclosures made in accordance with Regulation FD on Item 8.01 in any Current Report on Form 8-K or other information “furnished” to the SEC) from the date of the registration statement of which this prospectus is part until the termination of the offering of the securities. These documents may include annual, quarterly and current reports, as well as proxy statements. Any material that we later file with the SEC will automatically update and replace the information previously filed with the SEC.

For purposes of this registration statement, any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement in such document.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all of the documents referred to above that have been or may be incorporated in this prospectus by reference. Requests for copies should be directed to:

Evergreen Energy Inc.
1225 17th Street, Suite 1300
Denver, Colorado 80206
(303) 293-2992
Attn: Director of Investor Relations
Internet Website: http://www.evgenergy.com/

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Here are ways you can review and obtain copies of this information:

What is Available	Where to Get it

Paper copies of information	SEC’s Public Reference Room 100 F Street, N.E. Washington, D.C. 20549

On-line information, free of charge	SEC’s Internet website at www.sec.gov

Information about the SEC’s Public Reference Room	Call the SEC at 1-800-SEC-0330

~~10~~

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 relating to the securities covered by this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that form a part of the registration statement for a copy of the contract or other document. You can get a copy of the registration statement, at prescribed rates, from the sources listed above. The registration statement and the documents referred to below under “Incorporation of Certain Documents by Reference” are also available on our Internet website, www.evgenergy.com, under “Investor Relations—Financial Info.” You can also obtain these documents from us, without charge (other than exhibits, unless the exhibits are specifically incorporated by reference), by requesting them in writing or by telephone at the following address:

Evergreen Energy Inc.
1225 17th Street, Suite 1300
Denver, Colorado 80206
(303) 293-2992
Attn: Director of Investor Relations
Internet Website: http://www.evgenergy.com/

Information contained on our internet website does not constitute a part of this prospectus.

~~11~~

 [Back Cover]

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions:

SEC Registration Fee		$5,729.00
Blue Sky Qualification Fees and Expenses	*
Transfer Agent, Trustee and Depositary Fees	$	*
Legal Fees and Expenses	$	*
Printing, Duplicating and Engraving Expenses	$	*
Accounting Fees and expenses	$	*
Miscellaneous	$	*
Total		$5,729.00

* These fees will be dependent on the type of securities offered and number of offerings and therefore, cannot be estimated at this time. In accordance with Rule 430B, additional information regarding estimated fees and expenses will be provided at the time information as to an offering is included in a prospectus supplement.

Item 15.    Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, or DGCL, allows a corporation, in its original certificate of incorporation or an amendment thereto, to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of the DGCL or obtained an improper personal benefit. Article VIII of Evergreen Energy’s certificate of incorporation and Article V of Evergreen Energy’s bylaws both eliminate director liability subject to the restrictions listed in Section 102(b)(7) of the DGCL.

Section 145 of the DGCL provides for indemnification of officers, directors, employees and agents of a corporation made a party to an action by reason of the fact that the person is or was an officer, director, employee or agent of the corporation. Such individual may be indemnified against expenses actually and reasonably incurred by the person in connection with such action, if the person acted in good faith and in a manner that the person reasonably believed to be in, or not opposed to, the best interests of the corporation. However, no indemnification is permitted under subsection (a) or (b) where the officer or director was adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery or the court in which such action was brought shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Section 145 of the DGCL further provides that, to the extent an officer or director of a corporation has been successful in the defense of any action, suit or proceeding, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith. Thus, while indemnification is permissive based on the individual’s good faith actions, Section 145 provides that a corporation shall indemnify an officer or director, regardless of good faith, should that individual be successful in an action.

Article V of Evergreen Energy’s bylaws provides, in conjunction with Section 145 of the DGCL, that, subject to certain limitations, every officer or director who was or is a party or is threatened to be made a party to or is involved in any threatened, pending, or completed action, suit or proceeding whether civil, criminal, administrative, or investigative by reason of the fact that such person is or was an officer or director of Evergreen Energy, shall be indemnified and held harmless by Evergreen Energy, to the fullest extent authorized by the DGCL, against expenses reasonably incurred by such person in connection with such action, suit or proceeding. Such indemnification shall continue as to a person who has ceased to be an officer or director and shall inure to the benefit of such person’s heirs, executors, and administrators. Article V provides that Evergreen Energy may pay the expenses incurred in defending any such proceeding in advance of its final disposition upon delivery to Evergreen Energy of an undertaking, by or on behalf of such officer or director to repay such amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified under Article V. Both the DGCL and Article V of Evergreen Energy’s bylaws specifically state that their indemnification provisions shall not be deemed exclusive of any other indemnity rights a director may have.

Section 145 of the DGCL also permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such. Under an insurance policy maintained by Evergreen Energy, Evergreen Energy is insured for certain amounts that it may be obligated to pay directors and officers by way of indemnity, and each such director and officer is insured against certain losses that he may incur by reason of his being a director or officer and for which he is not indemnified by Evergreen Energy.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling Evergreen Energy pursuant to the foregoing provisions, Evergreen Energy has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Item 16.    Exhibits.

The following exhibits are filed as part of this registration statement pursuant to Item 601 of Regulation S-K:

~~Exhibit No.~~	~~Title~~
~~4.1~~

~~Indenture, dated July 30, 2007, by and between Evergreen Energy Inc., Evergreen Operations, LLC, KFx Plant, LLC, KFx Operations, LLC, Landrica Development Company, Buckeye Industrial Mining Co. and U.S. Bank National Association, including the form of 8.00% Convertible Secured Note due 2012 (included as Exhibit A to the Indenture) (incorporated by reference to Exhibit 4.1 to our Form 8-K filed July 30, 2007).~~

~~4.2~~

~~Registration Rights Agreement dated as of July 30, 2007, by and among Evergreen Energy Inc., Evergreen Operations, LLC, KFx Plant, LLC, KFx Operations, LLC, Landrica Development Company, Buckeye Industrial Mining Co. and the initial purchasers listed therein (incorporated by reference to Exhibit 4.2 to our Form 8-K filed July 30, 2007).~~

Exhibit No.	Title
4.1

Indenture, dated July 30, 2007, by and between Evergreen Energy Inc., Evergreen Operations, LLC, KFx Plant, LLC, KFx Operations, LLC, Landrica Development Company, Buckeye Industrial Mining Co. and U.S. Bank National Association, including the form of 8.00% Convertible Secured Note due 2012 (included as Exhibit A to the Indenture) (incorporated by reference to Exhibit 4.1 to our Form 8-K filed July 30, 2007).

4.2

Registration Rights Agreement dated as of July 30, 2007, by and among Evergreen Energy Inc., Evergreen Operations, LLC, KFx Plant, LLC, KFx Operations, LLC, Landrica Development Company, Buckeye Industrial Mining Co. and the initial purchasers listed therein (incorporated by reference to Exhibit 4.2 to our Form 8-K filed July 30, 2007).

4.3

Security Agreement, dated as of July 30, 2007, by and among Evergreen Energy Inc., Evergreen Operations, LLC, KFx Plant, LLC, KFx Operations, LLC, Landrica Development Company, Buckeye Industrial Mining Co. and U.S. Bank National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.3 to our Form 10-Q for the quarter ended September 30, 2007).

4.4

Supplemental Indenture dated September 30, 2008, by and among Evergreen Energy Inc., Evergreen Operations, LLC, KFx Plant, LLC, KFx Operations, LLC, Landrica Development Company, Buckeye Industrial Mining Co. and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to our Form 8-K filed October 1, 2008).

4.5

Section 3(a)(9) exchange letter agreement, dated August 28, 2008, with Aristeia International Limited, Aristeia Special Investments Master, L.P. (incorporated by reference to Exhibit 4.2 to our Form 10-Q for the quarter ended September 30, 2008).

4.6

Section 3(a)(9) exchange letter agreement, dated September 30, 2008, with Fidelity Advisors Series I: Fidelity Advisors Balanced Fund, Fidelity Puritan Trust: Fidelity Balanced Fund, and Variable Insurance Products Fund II: Balanced Portfolio (incorporated by reference to Exhibit 4.3 to our Form 10-Q for the quarter ended September 30, 2008).

4.7

Section 3(a)(9) exchange letter agreement, dated September 30, 2008, with Highbridge International, LLC and Highbridge Convertible Arbitrage Master Fund L.P. (incorporated by reference to Exhibit 4.4 to our Form 10-Q for the quarter ended September 30, 2008).

4.8

Section 3(a)(9) exchange letter agreement, dated September 30, 2008, with Whitebox Convertible Arbitrage Partners, L.P. and Whitebox Special Opportunities Partners, Series B, L.P. (incorporated by reference to Exhibit 4.5 to our Form 10-Q for the quarter ended September 30, 2008).

4.9

Rights Agreement, dated as of December 4, 2008, between the Company and Interwest Transfer Company, Inc., as Rights Agent (incorporated by reference to Exhibit 4.1 to our Form 8-K filed December 4, 2008).

4.10	Note Purchase Agreement, dated as of March 20, 2009, by and between Evergreen Energy Inc., Evergreen Operations, Buckeye Industrial Mining Co. and Centurion Credit Funding LLC.*

4.11	Certificate of Designation of Preferences, Rights, and Limitations of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to our Form 8-K filed October 22, 2009).

4.12	Securities Purchase Agreement dated October 21, 2009 (incorporated by reference to Exhibit 4.2 to our form 10-Q filed November 9, 2009).

4.13	Registration Rights Agreement dated October 21, 2009 (incorporated by reference to Exhibit 4.3 to our form 10-Q filed November 9, 2009).

4.14	Common Stock Purchase Warrant dated October 21, 2009 (incorporated by reference to Exhibit 4.4 to our form 10-Q filed November 9, 2009).

5.1	Opinion of Moye White LLP**

12.1	Statement re Computation of Ratios**

23.1	Consent of Moye White LLP (included in Exhibit 5.1).**

23.2	Consent of Deloitte & Touche LLP.**

24.1	Power of Attorney (included in the signature page).**

~~Exhibit No.~~	~~Title~~
~~23.2~~	~~Consent of Deloitte & Touche LLP.**~~

~~24.1~~	~~Power of Attorney (included in the signature page).**~~

* To be filed by amendment or as an exhibit to a Form 8-K filed by the Registrant in connection with any offering of securities registered hereby.

** Filed herewith.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and paragraphs (i), (ii), and (iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)  with respect to Rule 430B

(A)  Each prospectus filed by a Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)  Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(ii)  with respect to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)  That, for the purpose of determining liability of a Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)  Any preliminary prospectus or prospectus of an undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)  Any free writing prospectus relating to the offering prepared by or on behalf of an undersigned Registrant or used or referred to by an undersigned Registrant;

(iii)  The portion of any other free writing prospectus relating to the offering containing material information about an undersigned Registrant or its securities provided by or on behalf of an undersigned Registrant; and

(iv)  Any other communication that is an offer in the offering made by an undersigned Registrant to the purchaser.

(6)  That, for purposes of determining any liability under the Securities Act of 1933, each filing of Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of each Registrant pursuant to the foregoing provisions, or otherwise, each Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer or controlling person of a Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that Registrant will, unless in the opinion of its counsel the has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(8)  That:

(i)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)  To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

(10) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meet the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado on November 20, 2009.

EVERGREEN ENERGY INC.

By:	/s/ THOMAS H. STONER, JR.
Thomas H. Stoner, Jr.,
Chief Executive Officer and Director

/s/ DIANA L. KUBIK

Diana L. Kubik,
Vice President and Chief Financial Officer

POWER OF ATTORNEY

Each of the undersigned does hereby constitute and appoint Thomas H. Stoner, Jr. and Diana L. Kubik. and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that the attorney may deem necessary or advisable under the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this registration statement, including specifically, but without limiting the generality of the foregoing, the power and authority to sign his or her name, in his or her respective capacity as a member of the board of directors or officer of the registrant, to the registration statement and/or any other form or forms as may be appropriate to be filed with the Securities and Exchange Commission as any of them may deem appropriate in connection therewith, to any and all amendments thereto, including post-effective amendments, to such registration statement, and to any other documents filed with the Securities and Exchange Commission, as fully for all intents and purposes as he might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his substitute or substitutes, may lawfully do or cause to be done by virtue of this power of attorney.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on November 20, 2009.

~~Date: November 20, 2009~~	~~/s/ THOMAS H. STONER, JR.~~
~~Thomas H. Stoner, Jr., Chief Executive Officer and Director~~

 ~~Date: November 20, 2009~~	~~/s/ DIANA L. KUBIK~~
~~Diana L. Kubik, Vice President and Chief Financial Officer~~

 ~~Date: November 20, 2009~~	~~/s/ WILLIAM G. LAUGHLIN~~
~~William G. Laughlin, Vice President, General Counsel and Secretary~~

Date: December , 2009	/s/ THOMAS H. STONER, JR.
Thomas H. Stoner, Jr., Chief Executive Officer and Director

Date: December , 2009	/s/ DIANA L. KUBIK
Diana L. Kubik, Vice President and Chief Financial Officer

Date: December , 2009	/s/ WILLIAM G. LAUGHLIN
William G. Laughlin, Vice President, General Counsel and Secretary

Date: ~~November 20,~~December , 2009	/s/ ROBERT J. CLARK
Robert J. Clark, Director

Date: ~~November 20,~~December , 2009	/s/ MANUEL H. JOHNSON
Manuel H. Johnson, Director

Date: ~~November 20,~~December , 2009	/s/ JAMES S. PIGNATELLI
James S. Pignatelli, Director

Date: ~~November 20,~~December , 2009	/s/ M. RICHARD SMITH
M. Richard Smith, Director

Date: ~~November 20,~~December , 2009	/s/ STANFORD M. ADELSTEIN
Stanford M. Adelstein, Director

Date: ~~November 20,~~December , 2009	/s/ RICHARD B. PERL
Richard B. Perl, Director

Date: ~~November 20,~~December , 2009	/s/ ROBERT S. KAPLAN
Robert S. Kaplan, Director

Exhibit B

December    , 2009

Evergreen Energy Inc.

1225 17th Street, Suite 1300

Denver, Colorado

Re:	Evergreen Energy Inc. Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as counsel to Evergreen Energy Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on or about November 19, 2009 (the “Registration Statement”), including the prospectus included therein (the “Prospectus”), for the purpose of registering up to 17,361,111 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) under the Securities Act of 1933, as amended (the “Act”), all of which may be offered or sold from time to time on a delayed or continuous basis by selling security holders pursuant to Rule 415 under the Act at an indeterminate aggregate initial offering price, as set forth in the Registration Statement, Prospectus, and any amendments or supplements thereto.

In rendering the opinions set forth below, we have assumed that (i) all information contained in all documents reviewed by us is true and correct; (ii) all signatures on all documents submitted to us as copies conform to the originals of those documents; (iii)  all documents submitted to us as originals are authentic and all documents submitted to us as copies conform to the originals of those documents; (iv) each natural person signing any document reviewed by us had the legal capacity to do so; (v) the Registration Statement, and any amendments thereto (including any post-effective amendments) will be declared effective by the Commission; and (vi) ~~one or more prospectus supplements will be prepared and filed with the Commission describing the Common Stock offered thereby; (vii) the Company will reserve from its authorized but unissued and unreserved shares of stock in a number sufficient to issue all Common Stock that may be issued; (viii)~~ the certificates representing the Common Stock will be duly authorized, executed, and delivered; ~~(ix) with respect to shares of Common Stock offered, there will be sufficient shares of the Company’s Common Stock authorized under its certificate of incorporation, as amended (“Certificate of Incorporation”) and not otherwise reserved for issuance; and (xand (vii) any applicable certificates representing the Common Stock will be duly authorized, executed, and delivered.~~

John W. Kellogg
direct 303 292 7935 john.kellogg@moyewhite.com

In rendering the opinions expressed below with respect to the Common Stock, we have further assumed that

(a)                                             the consideration paid for any shares of Common Stock will comply with Section 153(a) or (b) of the Delaware General Corporation Law (the “DGCL”)~~,~~ and Section 152 of the DGCL, ~~and Section 3 of Article IX of the Delaware Constitution or~~ or in each case, any successor provision;

(b)                                            the form and terms of such Common Stock, the issuance, sale and delivery thereof by the Company, and the incurrence and performance of the Company’s obligations thereunder or in respect thereof, will comply with, and will not violate, the Company’s Certificate of Incorporation or Bylaws or any applicable law, rule, regulation, order, judgment, decree, award, or agreement binding upon the Company, or to which the issuance, sale, and delivery of such Common Stock, or the incurrence and performance of such obligations, may be subject, or violate any applicable public policy, or be subject to any defense in law or equity.  In addition, we have assumed the receipt by each person to whom or for whose benefit a share of Common Stock is to be issued (collectively, the “Beneficial Holders”) of a certificate for such Common Stock or the receipt by the Depository Trust Company, acting as agent, on behalf of all Beneficial Holders of the class or series of Common Stock, of a global security then evidencing such Common Stock, and the issuance and sale of and payment for the Common Stock so acquired in accordance with the applicable purchase, underwriting or similar agreement approved by the board of directors of the Company and the Registration Statement, including the Prospectus and the applicable prospectus supplement.

We have examined the Registration Statement to be filed with the Commission, including the exhibits thereto, the Certificate of Incorporation and Bylaws of the Company, the Officers’ Certificate, and such other documents, corporate records, and instruments, and such laws and regulations as we have deemed necessary for purposes of rendering the opinions set forth herein.  Based upon such examination, and subject to the further provisions hereof, we are of the following opinion:

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The Common Stock will be validly issued, fully paid and nonassessable, provided that: (i) ~~the Company’s Board of Directors or an authorized committee thereof has specifically authorized the issuance by proper action (“Authorizing Resolutions”); (ii~~) the offer and sale of the Common Stock and the issuance and delivery thereof are in conformity with the Company’s Certificate of Incorporation and Bylaws, and do not violate any applicable law, or result in a default under or a breach of any agreement or instrument  binding on the Company or a violation of any restriction imposed by any court or governmental body having jurisdiction over the Company; and (~~iii~~ii) the Company has received the consideration provided for in the applicable authorizing resolutions approving the issuance of the preferred stock and warrants and such consideration per share shall not be less than the par value per share of the Common Stock.

The foregoing opinions are qualified to the extent that the enforceability of any document or instrument may be limited by or subject to bankruptcy, insolvency, fraudulent transfer or conveyance, reorganization, moratorium, or other similar laws relating to or affecting creditors’ rights generally, and general equitable or public policy principles.

We express no opinions concerning the validity or enforceability of any provisions contained in documents pertaining to the Common Stock that purport to waive or not give effect to rights to notices, defenses, subrogation or other rights or benefits that cannot be effectively waived under applicable law.

This opinion is to be used only in connection with the offer and sale of Common Stock while the Registration Statement is in effect.

We consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

We do not express an opinion on any matters other than those expressly set forth in this letter. The opinions expressed herein are rendered as of the date hereof. This opinion is based upon currently existing Delaware statutes, rules, regulations and judicial decisions, and we disclaim any obligation to update this opinion or otherwise advise you of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein.  ~~We are Colorado lawyers licensed~~

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~~only to practice in the State of Colorado.~~  We do not undertake to advise you of matters that may come to our attention subsequent to the date hereof and that may affect the opinions expressed herein. This letter is our opinion as to certain legal conclusions as specifically set forth herein and is not and should not be deemed to be a representation or opinion as to any factual matters.

Very truly yours,

Moye White LLP

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